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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Falconbridge Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

655422 10 3

(CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.			Page 2 of 8

1.	Name of Reporting Person: Xstrata plc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 73,485,756

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 73,485,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,485,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No.			Page 3 of 8

1.	Name of Reporting Person: 1184760 Alberta Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 73,485,756

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 73,485,756

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,485,756

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO

Introduction
     This Amendment No. 1 amends and supplements the Schedule 13D filed on August 24, 2005 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. (the “Statement”) relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended by adding the following at the end thereof:
     The purchase price of Cdn. $10,287,620 for the Common Shares acquired by the Purchaser (as described in Item 4 of this Amendment No. 1) was paid from the Reporting Persons’ working capital. The purchase price of Cdn. $5,119,100 for the additional 182,825 Common Shares to be acquired by the Purchaser (as described in Item 4 of this Amendment No. 1) will be paid from the Reporting Persons’ working capital.

Item 4.	Purpose of Transaction.
     Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     On September 1, 2005, pursuant to a Share Purchase Agreement made as of August 26, 2005 (the “Share Purchase Agreement”) between Lansdowne UK Equity Fund Limited, a company incorporated under the laws of the Cayman Islands, B.W.I. (“Lansdowne”), the Purchaser and Xstrata, the Purchaser purchased and Lansdowne sold 367,415 Common Shares owned by Lansdowne for Cdn. $10,287,620. The Purchaser expects to complete the purchase of an additional 2,585 Common Shares under the Share Purchase Agreement for an aggregate purchase price of Cdn. $72,380 in cash on September 8, 2005.
     Pursuant to a Share Purchase Agreement made as of September 2, 2005 (the “Second Share Purchase Agreement”) between Lansdowne and the Reporting Persons, the Purchaser agreed to purchase and Lansdowne agreed to sell 180,240 Common Shares owned by Lansdowne for an aggregate purchase price of Cdn. $5,046,720 in cash. The completion of the purchase of the 180,240 Common Shares pursuant to the Second Purchase Agreement is subject to regulatory approval under the Competition Act (Canada).
     The acquisition of the Purchased Shares by the Purchaser was made to ensure that the Reporting Persons’ ownership of Common Shares is sufficient to allow the Reporting Persons to equity account for their investment in the Company.

Item 5.	Interest in Securities of the Company.
     The first sentence of Item 5(a) of the Statement is hereby deleted and replaced in the entirety by the following sentence:

(a)	The Purchaser beneficially owns 73,485,756 Common Shares representing 19.9% of the issued and outstanding Common Shares.
     Item 5(c) of the Statement is hereby amended to add the following at the end thereof:
(c)	Except for the acquisition of the Common Shares pursuant to the Share Purchase Agreement as described in Item 4 of this Amendment No. 1, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons or the Schedule II Persons, has effected any transactions in the Common Shares since the filing of the Statement on August 24, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to securities of the Company
     Item 6 of the Statement is hereby amended by adding the following at the end thereof:
“On September 1, 2005, pursuant to the Share Purchase Agreement, the Purchaser purchased and Lansdowne sold 367,415 Common Shares owned by Lansdowne for Cdn. $28.00 per Share, for an aggregate purchase price of Cdn. $10,287,620 in cash. The Purchaser expects to complete the purchase of an additional 2,585 Common Shares for an aggregate purchase price of Cdn. $72,380 in cash pursuant to the Share Purchase Agreement on September 8, 2005. The description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to such agreement, which is filed as Exhibit 10 hereto and incorporated by reference herein.
On September 2, 2005, pursuant to the Second Share Purchase Agreement, the Purchaser agreed to purchase and Lansdowne agreed to sell 180,240 Common Shares owned by Lansdowne for an aggregate purchase price of Cdn. $5,046,720 in cash. The completion of the purchase of the 180,240 Common Shares pursuant to the Second Purchase Agreement is subject to regulatory approval under the Competition Act (Canada). The description of the Second Share Purchase Agreement contained herein is qualified in its entirety by reference to such agreement, which is filed as Exhibit 11 hereto and incorporated by reference herein.
The Reporting Persons agreed in the Share Purchase Agreement and the Second Share Purchase Agreement that if within nine months of August 14, 2005, Xstrata, directly or through an affiliate, or any person acting jointly or in concert with Xstrata, publicly announces an intention to amalgamate or merge with the Company whereby Xstrata, or any person acting jointly or in concert with Xstrata, would acquire a majority portion of the Company’s business, or makes an offer or proposal to the Company respecting or publicly announces an intention to make an offer to the shareholders of the Company to acquire sufficient Common Shares to own a majority of the outstanding Common Shares, in either case for a price per Common Share in excess (the “Excess Amount”) of

Cdn. $28.00, then within five days of the completion of either such transaction, the Reporting Persons will pay to Lansdowne in cash the product of the Excess Amount and the number of Common Shares acquired pursuant to the Share Purchase Agreement and the Second Share Purchase Agreement."

Item 7.	Material to be Filed as Exhibits.
     Item 7 is hereby supplemented by the filing of the following exhibits herewith:

Exhibit
No.	Description

8.
Multicurrency Loan Facility Agreement in the principal amount of US $600,000 dated August 18, 2005 by and among Xstrata (Schweiz) AG, Xstrata, Deutsche Bank AG, London Branch and J.P. Morgan plc and the other parties named therein.*

9.
Multicurrency Loan Facility and Subscription Agreement in the principal amount of US $1,400,000,000 dated May 28, 2004 by and among Xstrata (Schweiz) AG, Xstrata, Barclays Bank plc and the other parties named therein.*

10.	Share Purchase Agreement made as of August 26, 2005, between Lansdowne UK Equity Fund Limited, 1184760 Alberta Ltd. and Xstrata plc.

11.	Share Purchase Agreement made as of September 2, 2005, between Lansdowne UK Equity Fund Limited, 1184760 Alberta Ltd. and Xstrata plc.

*	Confidential Treatment requested for portions of this exhibit.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 6, 2005

XSTRATA PLC

By:	/s/ Benny Steven Levene

Name: Benny Steven Levene
Title: Chief Legal Counsel

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 6, 2005

1184760 ALBERTA LTD.

By:	/s/ Benny Steven Levene

Name: Benny Steven Levene
Title: Chief Legal Counsel